UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Microvast Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59516C106

(CUSIP Number)

Yang Wu

Microvast Holdings, Inc.

12603 Southwest Freeway, Suite 210

Stafford, Texas 77477

(281) 491-9595

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 59516C106	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Yang Wu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,036,953
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 85,036,953
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,036,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.30%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to common stock, par value $0.0001 per share (the “Common Stock”), of Microvast Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477.

Item 2.	Identity and Background.
(a)	This Schedule 13D is filed by Yang Wu (the “Reporting Person”).
(b)	The principal business address of the Reporting Person is 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477.
(c)	The Reporting Person’s present principal occupation is Chief Executive Officer, Chairman of the Board of Directors and Director of the Company. The principal business address of the Company is 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D were received by the Reporting Person in exchange for securities of Microvast, Inc., a Delaware corporation (“Microvast”) in connection with the consummation of the Business Combination (as defined in Item 4).

Item 4.	Purpose of Transaction.

Business Combination Agreement

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to the Agreement and Plan of Merger, dated February 1, 2021, by and among Tuscan Holdings Corp., a Delaware corporation, Microvast and TSCN Merger Sub Inc., a Delaware corporation (the “Business Combination”). The Business Combination closed on July 23, 2021 (the “Closing Date”). On the Closing Date, among other transactions, each outstanding share of Microvast Common Stock was exchanged for a certain number of shares of Common Stock of the Company. In connection with such exchange, the Reporting Person received 85,036,953 shares of Common Stock.

Stockholders Agreement

On the Closing Date, the Company, the Reporting Person and Tuscan Holdings Acquisition LLC, a Delaware limited liability company (the “Sponsor”), entered into a Stockholders Agreement (the “Stockholders Agreement”), which provides, among other things, that immediately following the closing of the Business Combination: (1) the board of directors of the company (the “Board”) will consist of certain named individuals, including the Reporting Person; (2) the number of directors constituting the Board will be fixed by and in the manner provided in the Company’s bylaws, except that any increase or decrease in the number of directors will require the affirmative vote of the Wu Directors (as defined below); (3) the Board will be divided into three classes designated Class I, Class II and Class III; (4) the Reporting Person has the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected a number of individuals (rounded up to the nearest whole number) equal to (a) the total number of directors, multiplied by (b) the quotient obtained by dividing the shares of Common Stock of the Company beneficially owned by the Reporting Person by the total number of outstanding shares of Common Stock (each, a “Wu Director”) less the number of Wu Directors then serving on the Board and whose terms in office are not expiring at such meeting; and (5) so long as the Sponsor beneficially owns at least 5,481,441 shares of Common Stock, the Sponsor has the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected, one individual (the “Sponsor Director”) less the number of Sponsor Directors then serving on the Board and whose terms in office are not expiring at such meeting.

Page 3 of 6 Pages

Registration Rights and Lock-Up Agreement

At the closing of the Business Combination, the Company entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lockup Agreement”) with stockholders of Microvast prior to the consummation of the Business Combination, the affiliates of certain former investors in a subsidiary of the Company, the Sponsor and certain officers and directors of the Company, including the Reporting Person. Subject to certain exceptions, the Registration Rights and Lock-Up Agreement provides, among other things, that the Reporting Person will be subject to a lock-up of one year post closing of the Business Combination with respect to 25% of his shares of Common Stock and a lock-up of two years for the remaining 75% of his shares of Common Stock, provided that, with respect to the 25% of his shares subject to the one-year lock-up, he can sell those shares if the shares trade at $15.00 or above for 20 days in any 30-day period.

Item 5.	Interest in Securities of the Issuer.
(a)	The Reporting Person beneficially owns an aggregate of 85,036,953 shares of Common Stock, representing 28.30% of the outstanding Common Stock. The aggregate percentage of Common Stock beneficially owned by the Reporting Person is calculated based upon 300,456,623 shares of Common Stock outstanding as of the Closing Date.
(b)	The Reporting Person has the sole power to (1) vote or direct the voting and (2) dispose or direct the disposition of all of the 85,036,953 shares of Common Stock beneficially owned by the Reporting Person.
(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.
(d)	As of the date of this Schedule 13D, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Items 3 and 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement and Plan of Merger, dated as of February 1, 2021, by and among Tuscan Holdings Corp., TSCN Merger Sub Inc., and Microvast, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, filed with the SEC on February 5, 2021).

Page 4 of 6 Pages

99.2	Registration Rights and Lock-Up Agreement dated as of July 23, 2021, by and among (a) Microvast Holdings, Inc., (b) the Microvast Equity Holders, (c) the CL Holders, (d) Tuscan Holdings Acquisition LLC, Stefan M. Selig, Richard O. Rieger and Amy Butte, and (e) EarlyBirdCapital, Inc. (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 23, 2021).
99.3	Stockholders Agreement dated July 23, 2021 by and among (a) Microvast Holdings, Inc., (b) Yang Wu and (c) Tuscan Holdings Acquisition LLC. (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 23, 2021).
99.4	Power of Attorney granted by Yang Wu in favor of Sarah Alexander, dated July 15, 2021 (incorporated by reference from Exhibit 24 to the Reporting Person’s Form 3 filed with the SEC on July 26, 2021).

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

Yang Wu

By: /s/ Sarah Alexander, Attorney-in-Fact
Name: Sarah Alexander, Esq.
Title: General Counsel, Microvast Holdings, Inc.

Page 6 of 6 Pages